# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OPKO HEALTH, INC., CIK 0000944809
CUSIP: 68375N103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 4400 BISCAYNE BLVD., MIAMI, Florida (FL), 33137
Date of event which requires filing of this statement: 04/02/2025
Amends the filing with accession number 0001144204-08-009710
Filed by CIK 0001188834
Persons authorized to receive notices and communications: Camielle Green, OPKO Health, Inc., 4400 Biscayne Boulevard, Miami, Florida (FL), 33137, (305) 575-4100

## Reporting persons
- HSIAO JANE PH D (CIK 0001188834): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 35,677,284; shared voting power 0; sole dispositive power 35,677,284; shared dispositive power 0; aggregate amount beneficially owned 35,677,284 (4.5% of the class)
  Comment: (1) Includes (i) 27,999,880 shares of Common Stock held individually by Dr. Hsiao; (ii) 5,127,404 shares of Common Stock held by Hsu Gamma Investment, L.P. ("Hsu Gamma"), which is controlled by Dr. Hsiao as general partner; and (iii) options to acquire 2,550,000 shares of Common Stock, which are exercisable within 60 days.
  
  (2) Calculated based on (i) 793,051,553 shares outstanding as of April 3, 2025, as communicated by the Issuer to the Reporting Person; and (ii) options to acquire 2,550,000 shares of Common Stock, which are exercisable within 60 days.
- Hsu Gamma Investments, LP: type of reporting person: partnership (PN); citizenship or place of organization: Florida (FL); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 5,127,404; shared voting power 0; sole dispositive power 5,127,404; shared dispositive power 0; aggregate amount beneficially owned 5,127,404 (0.7% of the class)
  Comment: (1) Calculated based on 793,051,553 shares outstanding as of April 3, 2025, as communicated by the Issuer to the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: OPKO HEALTH, INC.
Address of issuer's principal executive offices: 4400 BISCAYNE BLVD., MIAMI, Florida (FL), 33137
Comment:
This Amendment No. 11 (the "Amendment") amends and supplements the statement on Schedule 13D filed on February 14, 2008, as amended by Amendment No. 1 to the Schedule 13D filed on August 21, 2008, as amended by Amendment No. 2 to the Schedule 13D filed on October 1, 2009, as amended by Amendment No. 3 to the Schedule 13D filed on March 22, 2013, as amended by Amendment No. 4 to the Schedule 13D filed on September 16, 2013, as amended by Amendment No. 5 to the Schedule 13D filed on December 18, 2015, as amended by Amendment No. 6 to the Schedule 13D filed on November 20, 2018, as amended by Amendment No. 7 to the Schedule 13D filed on November 1, 2019, as amended by Amendment No. 8 to the Schedule 13D filed on March 20, 2020, as amended by Amendment No. 9 to the Schedule 13D filed on August 19, 2022, as amended by Amendment No. 10 to the Schedule 13D filed on January 24, 2024 (together, the "Original Schedule 13D"), by Jane Hsiao, Ph.D. ("Dr. Hsiao"), The Chiin Hsiung Hsiao Family Trust A, The Chiin Hsiung Hsiao Family Trust B, and Hsu Gamma Investment, L.P. ("Hsu Gamma"). This Amendment is filed with respect to the common stock, par value $0.01 per share ("Common Stock"), of OPKO Health, Inc., a Delaware corporation (the "Issuer")

This Amendment is being filed solely as a result of a change in the Issuer's number of outstanding shares of Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Dr. Hsiao may be deemed to beneficially own 35,677,284 shares of Common Stock, which consist of (i) 5,127,404 shares of Common Stock held by Hsu Gamma, and (ii) 30,549,880 shares of Common Stock held individually. The 30,549,880 shares of Common Stock individually held by Dr. Hsiao include (i) 27,999,880 shares of Common Stock held individually; and (ii) options to purchase 2,550,000 shares of Common Stock, exercisable within 60 days of the date hereof. The 35,677,284 shares of Common Stock beneficially owned by Dr. Hsiao constitute approximately 4.48% of the Issuer's outstanding shares of Common Stock, based upon 793,051,553 shares outstanding as of April 3, 2025, as communicated by the Issuer to the Reporting Person. Dr. Hsiao has sole voting and dispositive power over 35,677,284 shares of Common Stock.

Hsu Gamma beneficially owns 5,127,404 shares of Common Stock, which constitutes approximately 0.65% of the Issuer's outstanding shares of Common Stock, based upon 793,051,553 shares outstanding as of April 3, 2025, as communicated by the Issuer to the Reporting person. Dr. Hsiao is the general partner of Hsu Gamma and holds sole voting and dispositive power with respect to the 5,127,404 shares of Common Stock held by Hsu Gamma.
Number of shares as to which each person has sole or shared power to vote or dispose:
Dr. Hsiao may be deemed to beneficially own 35,677,284 shares of Common Stock, which consist of (i) 5,127,404 shares of Common Stock held by Hsu Gamma, and (ii) 30,549,880 shares of Common Stock held individually. The 30,549,880 shares of Common Stock individually held by Dr. Hsiao include (i) 27,999,880 shares of Common Stock held individually; and (ii) options to purchase 2,550,000 shares of Common Stock, exercisable within 60 days of the date hereof. The 35,677,284 shares of Common Stock beneficially owned by Dr. Hsiao constitute approximately 4.48% of the Issuer's outstanding shares of Common Stock, based upon 793,051,553 shares outstanding as of April 3, 2025, as communicated by the Issuer to the Reporting Person. Dr. Hsiao has sole voting and dispositive power over 35,677,284 shares of Common Stock.

Hsu Gamma beneficially owns 5,127,404 shares of Common Stock, which constitutes approximately 0.65% of the Issuer's outstanding shares of Common Stock, based upon 793,051,553 shares outstanding as of April 3, 2025, as communicated by the Issuer to the Reporting person. Dr. Hsiao is the general partner of Hsu Gamma and holds sole voting and dispositive power with respect to the 5,127,404 shares of Common Stock held by Hsu Gamma.
Transactions in the class effected during the past sixty days: In the last 60 days prior to the filing of this Amendment No. 11, Hsu Gamma and Dr. Hsiao have not effected any transactions in the shares of Common Stock.
Other persons with the right to receive dividends or sale proceeds: Except as described herein, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Issuer beneficially owned by them.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On or about April 2, 2025, Dr. Hsiao ceased to beneficially own more than 5% of the Common Stock.

## Signatures
- HSIAO JANE PH D: /s/ Jane H. Hsiao, Ph.D., Jane H. Hsiao, Ph.D., Individually (04/03/2025)
- Hsu Gamma Investments, LP: /s/ Jane H. Hsiao, Ph.D., Jane H. Hsiao, Ph.D., General Partner (04/03/2025)